# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Personalis, Inc., CIK 0001527753
CUSIP: 71535D106
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6600 Dumbarton Circle, Fremont, California (CA), 94555
Date of event which requires filing of this statement: 12/19/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000310158

## Reporting persons
- Merck & Co., Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: New Jersey (NJ); sole voting power 0; shared voting power 14,044,943; sole dispositive power 0; shared dispositive power 14,044,943; aggregate amount beneficially owned 14,044,943 (16.5% of the class)
- Merck Sharp & Dohme LLC: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); sole voting power 0; shared voting power 14,044,943; sole dispositive power 0; shared dispositive power 14,044,943; aggregate amount beneficially owned 14,044,943 (16.5% of the class)

## Item 1. Issuer
Name of issuer: Personalis, Inc.
Address of issuer's principal executive offices: 6600 Dumbarton Circle, Fremont, CA, 94555

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following:

i. Merck & Co., Inc. ("Merck"); and

ii. Merck Sharp & Dohme LLC ("MSD"), which is a wholly owned subsidiary of Merck.

Merck and MSD are collectively referred to in this Schedule 13G as the "Reporting Persons."

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence:
i. The address of the principal business office for Merck is: 126 East Lincoln Avenue, Rahway, NJ 07065.

ii. The address of the principal business office of MSD is: 126 East Lincoln Avenue, Rahway, NJ 07065.
Citizenship:
i. Merck is a New Jersey corporation.

ii. MSD is a New Jersey limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 14,044,943
Percent of class: The ownership percentage of each Reporting Person has been calculated based on 85,064,280 Shares outstanding, reflecting (a) the 71,019,877 Shares issued and outstanding as of December 17, 2024, plus (b) the 14,044,943 Shares reported on this statement. 16.5
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 14,044,943
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 14,044,943

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The reported securities are owned directly by MSD, which is a wholly owned subsidiary of Merck. Merck is an indirect beneficial owner of the reported securities.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Merck & Co., Inc.: /s/ Kelly Grez, Kelly Grez/Corporate Secretary (12/23/2024)
- Merck Sharp & Dohme LLC: /s/ Jon Filderman, Jon Filderman/Vice President (12/23/2024)